Exhibit (a)(5)(D)

ANDROMEDA ACQUISITION CORP. WAIVES TWO CONDITIONS IN

ANTICIPATION OF CLOSING GALAXY NUTRITIONAL FOODS TENDER OFFER

GREENWICH, Conn., April 14 /PRNewswire/ — Andromeda Acquisition Corp. (“Purchaser”) today announced the waiver of two closing conditions to its cash tender offer (the “Offer”) to purchase all outstanding shares of common stock of Galaxy Nutritional Foods, Inc. (OTC Bulletin Board: GXYF) (the “Company”): (i) the waiver of the 90% minimum tender condition and (ii) the waiver of the condition relating to a limited liability company operating agreement for MW1 LLC, the parent of Purchaser.

Specifically, it was a condition to the completion of the Offer that a number of shares, together with any other shares then owned by Purchaser, representing at least 90% of the outstanding shares as of the expiration date of the Offer be validly tendered and not properly withdrawn prior to the expiration date of the Offer. This condition has been waived.

In addition, it was a condition to the completion of the Offer that, by the expiration date of the Offer, Galaxy Partners L.L.C., Mill Road Capital, L.P. and certain individuals who are expected to serve as officers of the Company after completion of the Offer, enter into a mutually acceptable limited liability company operating agreement for MW1 LLC. This condition has also been waived.

With the waiver of these two conditions, Purchaser does not expect there will be any unsatisfied conditions to the completion of the Offer.

Purchaser today also announced that the expiration date of the Offer (which was set for 5:00 p.m., Eastern time, on April 13, 2009) has been extended by 14 days, to 5:00 p.m., Eastern time, on April 27, 2009. The Offer is being extended to allow for the satisfactory completion of the Securities and Exchange Commission (“SEC”) review process and in connection with the waiver of the two closing conditions described above. The offer price of $0.36 per share, in cash and without interest, and all other terms of the Offer are not affected by the extension of the tender offer expiration date or the waiver of the two closing conditions described above.

Based upon a preliminary tally by Continental Stock Transfer & Trust Company, the depositary for the Offer, approximately 8.9 million shares had been validly tendered by the April 13, 2009 expiration date and time. Combined with the shares already owned by the affiliates of Purchaser, the shares either validly tendered or owned total approximately 23.2 million, or 86% of the Company’s outstanding common stock as of February 10, 2009.

Additional Information

Purchaser and its affiliates (MW1 LLC, Mill Road Capital, L.P. and Galaxy Partners, L.L.C.) have filed with the SEC a tender offer statement on Schedule TO, and the Company has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, with respect to the Offer. Shareholders are advised to read these statements, as amended, because they contain important information about Purchaser, its affiliates, the Company and the Offer. Shareholders may obtain free copies of these statements from the SEC’s website at www.sec.gov, or by contacting MacKenzie Partners, Inc., the information agent for the Offer.

CONTACT: MacKenzie Partners, Inc., +1-212-929-5500, or +1-800-322-2885